EPAZZ, Inc.
445 East Ohio, Suite 250
Chicago, IL 60611
Phone: (312) 955-8161

December 11, 2007
Mr. Hugh Fuller
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 4561
100 F. Street N.E.
Washington D.C. 20549
Phone (202) 551-3853
Fax (202) 772-9210

Re:	EPAZZ, Inc.
Amendment No. 4 to Form SB-2
Filed November 28, 2007
File No. 333-139117

Dear Mr. Fuller:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 1:00 p.m. Eastern Standard Time, Thursday, December 13, 2007, or as soon thereafter as practicable.

Additionally, EPAZZ, Inc. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely,

EPAZZ, Inc.

/s/ Shaun Passley
Shaun Passley
Chief Executive Officer